 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel Group 0.5 Limited
(Issuer)

Digicel Pacific Limited
(Guarantor)

(Name of applicants)

Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10.0% Senior Cash Pay/PIK Notes due 2024	$941,000,000 aggregate principal amount

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately June 18, 2020

Name and address of agent for service:

David Lomas Chief Financial Officer Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099
____________________________
With copies to:
Michael Kaplan Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Ave New York, New York 10017 (212) 450-4000
____________________________

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 filed by the Applicants on May 14, 2020. This Amendment is being filed solely to amend and restate the information provided under Item 4. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

Digicel Group 0.5 Limited is referred to herein as the “Issuer.” Digicel Pacific Limited is referred to herein as the “Guarantor.” The Issuer and the Guarantor are referred to herein collectively as the “Applicants.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document previously filed as Exhibit T3E.

Management and Control

4.	Directors and Executive Officers

The following tables list the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. In addition, the executive officers of the Applicants’ parent company are included to the extent that they perform similar functions with respect to the applicable Applicant. The mailing address of each director and executive officer is: c/o Digicel Group 0.5 Limited, 14 Ocean Boulevard, Kingston, Jamaica, W.I.

Digicel Group 0.5 Limited

Name	Office
Denis J. O’Brien	Director and Chairman
Leslie F. Buckley	Director and Vice Chairman
Jean-Yves Charlier	Director
Sean Corkery	Director
Lucy Gaffney	Director
Sir Julian Michael Horn-Smith	Director
Seamus A. Lynch	Director
Gregory Sparks	Director
Kaan Terzioglu	Director
Andrea F. Sigerseth	Assistant Secretary
Jean-Yves Charlier	Chief Executive Officer
David Lomas	Chief Financial Officer
Serge Hoffmann	Group Chief Strategy & Acceleration Officer
Phillip Vandervoort	Group Head of Consumer Mobile
Krishna Phillipps	Group Chief Technology Officer
Gyorgy Zsembery	Group Chief Executive Officer, Home and Entertainment
Tom Carson	Group Chief Business Officer
Emer Jameson	Group Chief People Officer
Peter Lloyd	Group Chief Marketing Officer
Aileen Corrigan	Group Chief Digital Officer
Sjoerd Geels	Group Chief Information Officer

Digicel Pacific Limited

Name	Office
Denis J. O’Brien	Director and Chairman
Leslie F. Buckley	Director and Vice Chairman
Oliver Coughlan	Director
Lucy Gaffney	Director
Seamus A. Lynch	Director
Andrea F. Sigerseth	Assistant Secretary
Jean-Yves Charlier	Chief Executive Officer
David Lomas	Chief Financial Officer

Contents of Application for Qualification. This application for qualification comprises—

(a)   Pages numbered 1 to 3, consecutively.

(b)   The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)   The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1	Certificate of Incorporation of Digicel Group 0.5 Limited*
T3A-2	Memorandum of Association of Digicel Group 0.5 Limited*
T3A-3	Certificate of Incorporation of Digicel Pacific Limited*
T3A-4	Certificate of Incorporation on Change of Name of Digicel Pacific Limited*
T3A-5	Memorandum of Association of Digicel Pacific Limited*
T3B-1	Bye-laws of Digicel Group 0.5 Limited*
T3B-2	Bye-laws of Digicel Pacific Limited*
T3C	Form of Indenture*
T3D	Findings of the Court**
T3E	Scheme Document*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)*
25.1	Statement of eligibility and qualification of the trustee on Form T-1*

________________

*	Filed previously.

**	To be filed by amendment.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies, organized and existing under the laws of Bermuda have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Hamilton, Bermuda, on the 2nd day of June, 2020.

DIGICEL GROUP 0.5 LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman

DIGICEL PACIFIC LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman